# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DIAGEO PLC, CIK 0000835403
CUSIP: 25243Q205
Title of class of securities: Ordinary Shares & American Depositary Shares, American Depositary Shares representing four Ordinary Shares
Address of issuer's principal executive offices: 16 Great Marlborough Street, London, United Kingdom (X0), W1F 7HS
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000912938-24-000237
Filed by CIK 0000912938

## Reporting persons
- Massachusetts Financial Services Company: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 101,936,065; shared voting power 0; sole dispositive power 110,110,419; shared dispositive power 0; aggregate amount beneficially owned 110,110,419 (4.9% of the class)

## Item 1. Issuer
Name of issuer: DIAGEO PLC
Address of issuer's principal executive offices: 16 Great Marlborough Street, London W1F 7HS, United Kingdom

## Item 2. Person Filing
Name of person filing: Massachusetts Financial Services Company
Address of principal business office or, if none, residence: 111 Huntington Avenue, Boston, MA 02199
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 110,110,419 shares of Ordinary Shares & American Depositary Shares, American Depositary Shares representing four Ordinary Shares (consisting of the sum of Ordinary Shares & American Depositary Shares, American Depositary Shares representing four Ordinary Shares and DIAGEO PLC American Depository Receipt Depository Receipts on an as-converted basis to shares of Ordinary Shares & American Depositary Shares, American Depositary Shares representing four Ordinary Shares)
Percent of class: 4.9
Sole power to vote or to direct the vote: 101,936,065
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 110,110,419
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Massachusetts Financial Services Company: Lisa Neaves, Compliance Officer (05/14/2025)